

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2011

Mr. Jon W. Bilstrom
Executive Vice President and Secretary
Comerica Incorporated
Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, Texas 75201

Re: Comerica Incorporated
Registration Statement on Form S-4
Filed February 11, 2011
File No. 333-172211

Dear Mr. Bilstrom:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that both Comerica and Sterling will be required to include 2010 compensation information to the extent that this information is not included in their 2010 Form 10-Ks and incorporated by reference into your next amendment.

Prospectus cover page

2.   Revise to disclose the maximum number of shares and warrants to be issued.

Sterling will Hold its Special Meeting…, page 6

3.   We note your disclosure that Comerica will own a certain amount of shares of Sterling common stock as of the record date. Please tell us how many shares are currently held by Comerica and the percentage represented.

Sterling's Officers and Directors Have Financial Interests in the Merger…, page 7

4.   Please revise to delete "may" from the first sentence of this section. In addition, disclose the aggregate dollar value of their interest in options and phantom units and the current weighted average vesting percentage. Finally, briefly discuss all changes to their employment, severance, deferred compensation, change of control and any other agreements as a result of the merger as well as any made in the last year. The changes in the last year should also be disclosed in the section, "Employment Contract…." beginning on page 42.

Information About the Companies, page 9

5.   Revise to provide the number of employees of Comerica.

Comparative Per Share Data, page 14

6.   Revise to add the market value data as required by Item 3(g) of Form S-4.

Risk Factors, page 16

7.   Some of your risk factors make statements regarding your ability to provide assurances that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances.

The Merger

Background of the Merger, page 27

8.   Revise to provide more information regarding the communications with TAC Capital LLC, including a brief summary of any discussions with this entity prior to their announcement of their intention to nominate directors and the current status of their intended nominations.

9.   We note your disclosure on pages 28-29 that five banking institutions submitted written preliminary proposals but that the board determined to only permit three of these

institutions to continue to pursue a potential transaction. Please revise to explain why the two other banking institutions were removed from consideration.

10.   Revise the third full paragraph on page 29 to more fully describe the terms of the proposals of the two other banking institutions.

Sterling's Reasons for the Merger…, page 30

11.   Separate the factors considered by Sterling's board of directors into positive and negative factors, and please tell us whether the Sterling board of directors considered as a negative factor the fact that holders of Sterling common stock are not entitled to any dissenters' rights of appraisal in connection with the merger.

Interests of Sterling's Directors and Executive Officers in the Merger

Awards under Sterling's Amended and Restated 2003 Stock Incentive and Compensation Plan, page 40

12.   Please fill in the information in the second and fourth columns in the table on page 41.

Employment Contract, Letter Agreement and Change of Control Agreements, page 41

13.   We note your disclosure that Mr. Bridgwater entered into a letter agreement with Comerica. Please file this agreement as an exhibit to the registration statement.

14.   Revise your disclosure in the first paragraph to state whether either Comerica or Sterling intend to present any of Sterling's other executive officers with proposed terms for continuing employment in a similar or different capacity following the merger. In addition, revise the next sentence to state which Sterling executive officers will have the right to elect to terminate their employment in connection with completion of the merger.

Letter Agreement between J. Downey Bridgwater and Comerica, page 42

15.   Revise to explain which benefits from Mr. Bridgwater's employment agreement with Sterling will continue under the Comerica agreement.

Severance and Non-Compete Agreements, page 42

16.   Please confirm that you have filed on Edgar the severance and non-compete agreement between Sterling and Michelle Mahfouz.

17.   Please revise to add a note that provides more explanation as to the "Club Membership" column in the table on page 43.

Sterling Transition/Retention Agreements, page 43

18.   Revise to present the information disclosed in the third paragraph of this section in
        tabular format.

Litigation Relating to the Merger, page 45

19.   Revise to more fully describe the claims asserted in the pending complaints.

Comparison of Shareholders' Rights, page 69

20.   You may not qualify this discussion by reference to the actual statutes and regulations.
        Revise to eliminate the qualification and indicate that all material information is
        discussed.

Legal Matters, page 78

21.   Revise to disclose the addresses of counsel as required by Paragraph 23 of Schedule A to
        the Securities Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Magnor Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc.   (facsimile only)
          Nicholas G. Demmo
          Wachtell, Lipton, Rosen & Katz
          (212) 403-2381